SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           ---------------------------

                          HITOX CORPORATION OF AMERICA
                            (Name of Subject Company)

                             PAULSON ACQUISITION LLC
                               PAULSON RANCH LTD.
                               BERNARD A. PAULSON

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                                    433658101
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                             PAULSON ACQUISITION LLC
                         C/O FOUNDERS EQUITY GROUP, INC.
                              2602 MCKINNEY AVENUE
                                    SUITE 220
                               DALLAS, TEXAS 75204
                                 (214) 871-3000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           ---------------------------

                                    Copy to:

                             PATRICK J. DOOLEY, ESQ.
                            VICTORIA A. BAYLIN, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 872-1000
                           ---------------------------

                            Calculation of Filing Fee







         Transaction Valuation                     Amount of Filing Fee
                 $2,500,000                                $500

* For purposes of calculating the filing fee only. This amount assumes the purchase of 1,000,000 shares of Common Stock of the subject company (the "Shares") at $2.50 in cash per share.

     [__] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:   $500       Filing Party:   Paulson Acquisition LLC

Form or Registration Number:   5-40170       Date Filed:   March 23, 1999

         1.  Name of  Reporting  Person
             S.S. or I.R.S. Identification Nos. of Above Person
             --------------------------------------------------

                  Paulson Acquisition LLC

         2.  Check the Appropriate Box if a member of a Group (See Instructions)
             -------------------------------------------------------------------
                  (a)      [ ]
                  (b)      [X]

         3.  SEC Use Only
             ------------


         4.  Sources of Funds (See Instructions)
             -----------------------------------

                  WC, PF and OO

         5.  Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)
             ------------------------------

                  [ ]

         6.  Citizenship or Place of Organization
             ------------------------------------

                  Delaware

         7.  Aggregate Amount Beneficially Owned by Each Reporting Person
             ------------------------------------------------------------

                  0


         8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)
             -------------

                  [  ]

         9.  Percent of Class Represented by Amount in Row (7)
             -------------------------------------------------

                  0%

         10. Type of Reporting Person (See Instructions)
             -------------------------------------------

                  OO

         1.  Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person
             --------------------------------------------------

                  Paulson Ranch Ltd.

         2.  Check the Appropriate Box if a member of a Group (See Instructions)
             -------------------------------------------------------------------

                  (a)      [ ]
                  (b)      [X]

         3.  SEC Use Only
             ------------


         4.  Sources of Funds (See Instructions)
             -----------------------------------

                  WC, PF and OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
             ------------------------------

                  [ ]

         6.  Citizenship or Place of Organization
             ------------------------------------
                  Texas

         7.  Aggregate Amount Beneficially Owned by Each Reporting Person
             ------------------------------------------------------------
                  0


         8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)
             -------------

                  [  ]

         9.  Percent of Class Represented by Amount in Row (7)
             -------------------------------------------------

                  0%

         10. Type of Reporting Person (See Instructions)
             -------------------------------------------

                  PN

         1.  Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person
             --------------------------------------------------

                  Bernard A. Paulson

         2.  Check the Appropriate Box if a member of a Group (See Instructions)
             -------------------------------------------------------------------

                  (a)      [ ]
                  (b)      [X]

         3.  SEC Use Only
             ------------

         4.  Sources of Funds (See Instructions)
             -----------------------------------

                  WC, PF and OO

         5.  Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)
             ------------------------------

                  [ ]

         6.  Citizenship or Place of Organization
             ------------------------------------

                  United States

         7.  Aggregate Amount Beneficially Owned by Each Reporting Person
             ------------------------------------------------------------

                  42,000


         8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)
             -------------

                  [  ]

         9.  Percent of Class Represented by Amount in Row (7)
             -------------------------------------------------

                  .9%

         10. Type of Reporting Person (See Instructions)
             -------------------------------------------

                  IN

ITEM 1.           Security and Subject Company.
                  ----------------------------

         (a) The name of the subject company is Hitox Corporation of America. The address of the Company's principal executive offices is 722 Burleson Street, Corpus Christi, Texas 78402.

         (b) This Schedule 14D-1 relates to the offer by Paulson Acquisition LLC (the "Purchaser") to purchase up to 1,000,000 shares of common stock, par value $0.25 per share ("Common Stock") of the subject company (the "Shares"). Information regarding the number of shares outstanding is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

         (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period for the past two years is set forth in Section 7 "Price Range of the Shares" of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.           Identity and Background.
                  -----------------------

         (a) - (d) The information set forth in "Introduction," "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e) - (g) The information set forth in "Certain Information Concerning the Purchaser," and Schedule I of the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.           Past Contacts,  Transactions or Negotiations  with the Subject
                  Company.
                  -------

         (a) - (b) The information set forth in Section 10 "Certain Information Concerning the Purchaser," Section 12 "Contacts and Transactions with the Company; Background of the Offer" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         (a) - (c) The information set forth in Section 11 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.           Purpose  of the  Tender  Offer and Plans or  Proposals  of the
                  Bidder.
                  -------

         (a)-(e) and (g) The information in Section 8 "Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration;" of the Offer to Purchase is incorporated herein by reference.

         (f)  Not applicable,

ITEM 6.            Interest in Securities of the Subject Company.
                   ---------------------------------------------

         (a)  and  (b)  The   information  set  forth  in  Section  10  "Certain
         Information Concerning the Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.
                  -------------------------------------------

         The information set forth in Section 10 "Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 8.           Persons Retained, Employed or To Be Compensated.
                  -----------------------------------------------

         None.

ITEM 9.           Financial Statements of Certain Bidders.
                  ---------------------------------------

         The information set forth in Section 11 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.          Additional Information.
                  ----------------------

         (a) The information set forth in Section 10 "Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in Section 14 "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) None.

         (e) None.

         The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11.          Material to be Filed as Exhibits.
                  --------------------------------


         (a)(1)   Form of Offer to Purchase dated March 23, 1999

         (a)(2)   Form of Letter of Transmittal   *

         (a)(3)   Form of Notice of Guaranteed Delivery   *

         (a)(4)   Form of Letter to brokers,  dealers,  commercial banks,  trust
                  companies and nominees   *

         (a)(5)   Form  of  Letter  to  clients  for  use by  brokers,  dealers,
                  commercial banks, trust companies and nominees   *

         (a)(6)   Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9   *

         (a)(7)   Summary  Advertisement  as  published in  Investor's  Business
                  Daily on March 23, 1999   *

         (a)(8)   Press release issued on March 23, 1999   *

    (    (b)      Commitment Letter,  dated February 23, 1999, from NationsBank,
                  N.A. to Paulson Ranch, Ltd.   *


   *Previously Filed

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 23, 1999       April 2,     1999

                             PAULSON ACQUISITION LLC

                             BY:   /S/ BERNARD A. PAULSON
                                   ______________________________________
                                   Name:   Bernard A. Paulson
                                   Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit                Description
---------              --------------
(a)(1)                 Form of Offer to Purchase dated March 23, 1999

(a)(2)                 Form of Letter of Transmittal   *

(a)(3)                 Form of Notice of Guaranteed Delivery   *

(a)(4)                 Form of Letter to  brokers,  dealers,  commercial  banks,
                       trust companies and nominees   *

(a)(5)                 Form of Letter to clients  for use by  brokers,  dealers,
                       commercial banks, trust companies and nominees   *

(a)(6)                 Guidelines for  Certification of Taxpayer  Identification
                       Number on Substitute Form W-9   *

(a)(7)                 Summary Advertisement as published in Investor's Business
                       Daily on March 23, 1999   *

(a)(8)                 Press release issued on March 23, 1999   *

(b)                    Commitment   Letter,   dated   February   23,  1999  from
                       NationsBank, N.A. to Paulson Ranch, Ltd.   *


   *Previously Filed